EXHIBIT 99.2

FREQUENTLY ASKED QUESTIONS REGARDING LETTER OF TRANSMITTAL AND ELECTION FORM

SUNCOR ENERGY INC. / PETRO-CANADA

FREQUENTLY ASKED QUESTIONS

Capitalized terms that are not otherwise defined in these frequently asked questions have the meanings assigned to such terms in the accompanying Letter of Transmittal and Election Form.

INFORMATION REGARDING THE LETTER OF TRANSMITTAL AND ELECTION FORM

Why am I receiving a Letter of Transmittal and Election Form? What do I receive in return for my share certificate(s)?

All registered holders of Suncor Shares and Petro-Canada Shares are being provided with a Letter of Transmittal and Election Form that must be completed and sent with the certificate(s) representing your shares to Computershare Investor Services Inc. (“Computershare”), the depositary for the Arrangement.

By surrendering your share certificate(s) together with a completed Letter of Transmittal and Election Form, you will be entitled to receive, following the Effective Date of the Arrangement, a document representing your shares of Amalco (the successor corporation to Suncor and Petro-Canada following their amalgamation) known as a DRS Advice. For more information with respect to the DRS Advice, please refer to the questions and answers under the heading “Information Regarding Direct Registration (DRS)” below.

Shareholders can expect to receive a DRS Advice representing the shares of Amalco to which they are entitled as soon as possible after the Effective Date upon surrender to Computershare of the relevant original share certificate(s) representing their Suncor Shares or Petro-Canada Shares, as the case may be, together with a completed Letter of Transmittal and Election Form and such additional documents and instruments as may be requested by Suncor or Petro-Canada, as applicable, and Computershare.

For detailed information regarding the exchange procedure see the section entitled “Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders”, which begins on page 73 of the Circular.

When do I have to surrender my shares by? Where do I send them to?

The Letter of Transmittal and Election Form should be returned to Computershare as soon as possible. If you are eligible to do so and wish to elect to have the exchange of your Suncor Shares or Petro-Canada Shares, as the case may be, for Amalco Shares carried out in such a manner that may allow you to realize a capital gain or a capital loss for Canadian federal income tax purposes, you must check the applicable box and return your validly completed and duly signed Letter of Transmittal and Election Form to Computershare prior to 4:30 p.m. (Calgary time) on July 28, 2009 (the “Election Deadline”). For more information with respect to the taxable election, please refer to the questions and answers under the heading “Information Regarding the Tax Consequences of the Arrangement” below.

Shareholders should send their completed Letter of Transmittal and Election Form and share certificate(s) to Computershare at any of the addresses of Computershare outlined at the bottom of the back page of the Letter of Transmittal and Election Form. If mail is used, registered mail is recommended. Suncor, Petro-Canada and/or Computershare assume no responsibility for lost share certificates.

I have lost my Suncor Share certificate or my Petro-Canada Share certificate, what do I do?

All shareholders who have lost their original certificates must duly complete and sign Box A — Affidavit of Lost Certificate(s) on the reverse side of the Letter of Transmittal and Election Form and must pay the bond premium by money order or bank draft as outlined therein. The minimum premium is CAD $20.00. If any amount of lost certificates represents (or is expected to represent) a value of Suncor Shares or Petro-Canada Shares of more than CAD $250,000.00, then shareholder(s) should contact Computershare for additional information. If shareholders’ lost certificate(s) is (are) part of an estate or trust, please contact Computershare for additional information.

When will the transaction be completed?

Suncor and Petro-Canada will announce the Effective Date of the Arrangement by press release. It is currently expected that the Effective Date will occur in the third quarter of 2009. This expectation is subject to change based on numerous factors outlined in the Circular under the heading “Cautionary Notice Regarding Forward-Looking Statements and Information”, which begins on page 1 of the Circular.

What if I do not want to surrender my shares?

The Arrangement was approved by the shareholders of both Suncor and Petro-Canada and, accordingly, shareholders do not have the option to keep their shares. Following the Effective Date of the Arrangement, you will not be entitled to receive any dividends or other distributions from Amalco until you have surrendered your certificate(s) representing Suncor Shares or Petro-Canada Shares, as the case may be, for exchange.

In addition, subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Suncor Shares or Petro-Canada Shares that is not deposited as required on or before the sixth anniversary of the Effective Date of the Arrangement shall cease to represent a right or claim of any kind or nature including the right of the registered holder of such shares to receive Amalco Shares (and any dividend or other distributions thereon). In such case, these Amalco Shares (together with all entitlements to dividends or other distributions thereon) will deemed to be surrendered to Amalco.

Will the Suncor Shares continue to be listed on the TSX and the NYSE after the Arrangement is effective?

No. Even though Amalco will trade under the name “Suncor Energy Inc.” and will have the same trading symbol as Suncor currently, Amalco will have separately identifiable certificates from Suncor. As a result, after the Effective Date, both the Suncor Shares and the Petro-Canada Shares will be effectively delisted from the TSX and the NYSE and only Amalco Shares which have been issued through the process detailed above will be trading.

INFORMATION REGARDING THE TAX CONSEQUENCES OF THE ARRANGEMENT

What are the tax consequences of this transaction?

Generally speaking, a holder of Suncor Shares or a holder of Petro-Canada Shares that does not dissent will not realize a capital gain or capital loss on the disposition of their Suncor Shares or Petro-Canada Shares, as applicable, on the completion of the Arrangement. However, eligible holders of Suncor Shares and eligible holders of Petro-Canada Shares holding up to a maximum of 15% of the outstanding Suncor Shares and Petro-Canada Shares, respectively, may elect to have the exchange of their Suncor Shares or Petro-Canada Shares, as applicable, for Amalco Shares pursuant to the Arrangement carried out in such a manner as may allow such shareholders to realize capital gains or capital losses for Canadian federal income tax purposes.

To the extent that elections are made in respect of greater than 15% of the Suncor Shares or Petro-Canada Shares, as applicable, such elections will be prorated among all electing holders of Suncor Shares or all electing holders of Petro-Canada Shares, as applicable, such that the aggregate number of Suncor Shares or Petro-Canada Shares, as applicable, in respect of which such elections are permitted to be made is equal to 15% of the outstanding Suncor Shares or Petro-Canada Shares, as applicable. The remainder of such shares shall be converted to Amalco Shares pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes.

How do I know if I am eligible to make the tax election? If I am eligible, how do I make the tax election?

You are eligible to make the tax election if you are an individual registered holder of Suncor Shares or Petro-Canada Shares (and not a corporation, partnership or trust), if you are or are deemed to be resident in Canada for the purposes of the Income Tax Act (Canada) and if you did not validly exercise dissent rights. If you are eligible to do so, and wish to make the tax election, you must check the appropriate box on the front page of the Letter of Transmittal and Election Form. For more information see the section entitled “Procedure for Exchange of Suncor Shares and Petro-Canada Shares and Election by Eligible Shareholders”, which begins on page 73 of the Circular. If you require tax advice, you are encouraged to consult your tax or other professional advisor.

Are the tax consequences different for U.S. shareholders?

No. Generally speaking, it is expected that no gain or loss will be recognized by a U.S. shareholder on the exchange of Suncor Shares or Petro-Canada Shares for Amalco Shares. However, U.S. shareholders who are not residents of Canada for the purposes of the Income Tax Act (Canada) are not permitted to make the tax election detailed above.

INFORMATION REGARDING SUNCOR’S DIVIDEND REINVESTMENT PLAN

How will this transaction affect Suncor’s Dividend Reinvestment and Common Share Purchase Plan (the “DRIP”)?

The Arrangement will not affect the DRIP which will continue in effect as the DRIP for Amalco following completion of the Arrangement, until such time as the DRIP is amended, suspended or terminated pursuant to its terms. Any holder of Suncor Shares enrolled in the DRIP as of the Effective Date will continue to be enrolled in the DRIP in respect of their Amalco Shares upon the exchange of their Suncor Shares for Amalco Shares.

As noted above, following the Effective Date of the Arrangement, you will not be entitled to receive any dividends or other distributions from Amalco until you have exchanged your Suncor Shares or your Petro-Canada Shares, as the case may be. This includes any Suncor Shares that you may hold in certificated form that are not submitted for exchange together with a completed Letter of Transmittal and Election Form. If such Suncor Shares are currently enrolled in the DRIP, they will not accumulate Amalco Shares in respect of the DRIP until such time as they are exchanged. See the question entitled “What if I do not surrender my shares?” above.

As a holder of Petro-Canada Shares, how do I enroll my Amalco Shares in the DRIP following the completion of the Arrangement and the exchange of my Petro-Canada Shares?

It is currently expected that Amalco will mail out the materials in respect of the DRIP to the holders of Amalco Shares, including an informational package and an enrollment form, after the completion of the Arrangement. In addition, an enrolment form and other information in respect of the DRIP can be found on Computershare’s website at www.computershare.com/suncor.  All Amalco shareholders will be eligible to participate in the DRIP.

INFORMATION REGARDING DIRECT REGISTRATION (DRS)

What is Direct Registration?

The Direct Registration System, or DRS, is a system that will allow you to hold your Amalco Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Amalco Shares will be held in your name and registered electronically in Amalco’s records, which will be maintained by its transfer agent, Computershare Trust Company.

What are the benefits of participating in DRS?

•                  It eliminates the need for shareholders to safeguard and store certificates.

•                  It avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing physical certificate(s) that might be lost, stolen or destroyed.

•                  It permits/enables electronic share transactions.

Without certificates, how will I know how many Amalco Shares I own?

The first time your Amalco Shares are recorded under DRS (upon completion of the Arrangement) you will receive an initial Direct Registration DRS Advice (a “DRS Advice”) acknowledging the number of Amalco Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. On an annual basis DRS holders will receive a DRS Advice showing their book-entry holdings as of December 31st. You may request an additional statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/suncor.

Is there a fee to participate in DRS?

No, there is no fee to participate.

What happens to any dividends that I may be entitled to in respect of my Amalco Shares?

Your dividends will not be affected by DRS. You will continue to have the same choices as to how to receive your dividends, whether your account is set-up for dividends to be reinvested, paid to you by cheque or directly deposited into a bank account.

Can I transfer my Amalco Shares from my DRS account to my brokerage account?

Yes.

In Canada, you should have your broker request that your Amalco Shares in your DRS account be sent to them through the Canadian Depository for Securities CDSX System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•      Your Computershare account number (on your DRS Advice)

•      Your Social Insurance Number

•      The number of whole Amalco Shares you wish to move from your Computershare DRS account to your brokerage account

In the United States, you should have your broker request that your Amalco Shares in your DRS account be sent to them through the Depository Trust Company’s Direct Registration Profile System. You need to supply your broker with a copy of your latest DRS Advice and the following information:

•      Your Computershare account number (on your DRS Advice)

•      Your Social Security Number or Taxpayer Identification Number

•      Computershare’s DTC number: 7807

•      The number of whole Amalco Shares you wish to move from your Computershare DRS account to your brokerage account

Your broker will then electronically initiate the transfer of your Amalco Shares in your DRS account based on your instructions.

How can I sell my Amalco Shares held in my DRS account?

To sell your Amalco Shares in your DRS account, you can:

•                                          Instruct your broker to sell all or part of your Amalco Shares in your DRS account, but first your Amalco Shares must be delivered/transferred to your broker. Please read the instructions immediately above which describes the information your broker requires to move your Amalco Shares in your DRS account electronically to their control within their respective depository; or

•                                          Request a physical share certificate from Computershare and deliver it to your broker to sell.

Can I transfer my Amaclo Shares held in my DRS account to a new owner?

Yes. To transfer ownership of your Amalco Shares in your DRS account you must submit written instructions along with your current DRS Advice, a completed stock power of attorney and the appropriate Medallion Signature Guarantee to Computershare’s address shown on the DRS Advice.

A new DRS Advice showing the transfer of the Amalco Shares and the remaining DRS balance (even if the amount is zero) will be sent to you and a new DRS Advice will also be sent to the holder to whom the Amalco Shares have been transferred as per your instructions.

Can I request a share certificate for my Amalco Shares?

Yes. At any time you may request a share certificate for all or a portion of the Amalco Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the requested number of shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

What if I have more questions about DRS?

For more information about DRS, please contact Computershare at 1-877-982-8760 (toll free within Canada and the U.S.) or 514-982-7555 (outside of Canada and the U.S.) or visit Computershare on-line at www.computershare.com/service.